EXHIBIT 99.1

Volvo Not Guilty at Mont Blanc Trial

GOTEBORG, Sweden, July 27, 2005 (PRIMEZONE) -- Volvo Truck Corporation was today acquitted at the criminal trial concerning the Mont Blanc Tunnel fire of March 1999. Volvo Truck Corporation was found not guilty on all charges.

Following the three-month-long trial in Bonneville, which started on 31 January 2005 and ended on 29 April 2005, the Court today acquitted Volvo Truck Corporation of all charges. In his pleadings, the Public Prosecutor had recommended the Company's acquittal. Today's decision by the Court reflects the Public Prosecutor's request.

Volvo Truck Corporation provided the Court with thorough explanations as its contribution to allow the truth concerning the possible causes of the accident to emerge. Volvo Truck Corporation was one of sixteen parties charged in the criminal proceedings concerning the tunnel fire of March 1999, in which 39 people tragically died.

"We are pleased with the outcome of the trial, which well reflects the result of the hearings and the contents of the file," said Lars Lidman, Senior Vice President and General Counsel at Volvo Truck Corporation. The consequence of the verdict is that the criminal part of the legal proceedings is over for us. The verdict also strengthens Volvo Trucks' position in the future civil proceedings which will deal with the question of liability for damages."

"The trial has been conducted with extraordinary professionalism and great respect for all parties to ensure that justice is done. Although nothing can bring the victims back to life, we sincerely hope that the trial has helped the victims' families to better understand the circumstances of the accident. We also trust that the learnings from the investigations will help to ensure safety measures which will prevent such a tragedy from ever happening again," concluded Lars Lidman.

For further information, please contact Claes Claeson, phone +46 31 66 39 08 or +46 708 36 39 08

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=118415&fn=wkr0010.pdf

-0-